Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,500,000,000

3.500% SENIOR NOTES, DUE APRIL 2026

FINAL TERM SHEET

Dated April 14, 2016

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)

Title of the Series:	3.500% Senior Notes, due April 2026 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$2,500,000,000

Issue Price:	99.833%

Trade Date:	April 14, 2016

Settlement Date:	April 19, 2016 (T+3)

Maturity Date:	April 19, 2026

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	3.500% per annum

Interest Payment Dates:	April 19 and October 19 of each year, beginning October 19, 2016, subject to following unadjusted business day convention

Interest Periods:	Semi-annual

Treasury Benchmark:	10 year U.S. Treasury, due February 15, 2026

Treasury Yield:	1.790%

Treasury Benchmark Price:	98-16+

Spread to Treasury Benchmark:	+173 bps

Reoffer Yield:	3.520%

Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Commerz Markets LLC

Danske Markets Inc.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Rabo Securities USA, Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC SMBC Nikko Securities America, Inc. Standard Chartered Bank TD Securities (USA) LLC The Huntington Investment Company UniCredit Capital Markets LLC

Junior Co-Managers:	Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc. Siebert Brandford Shank & Co., L.L.C. The Williams Capital Group, L.P.

CUSIP:	06051GFX2

ISIN:	US06051GFX25

Concurrent Offering:

$500,000,000 Floating Rate Senior Notes, due April 2021

$2,000,000,000 2.625% Senior Notes, due April 2021

The settlement of the Notes is not contingent on the settlement of either of the concurrent offerings.

Optional Redemption:

The Notes will be redeemable at the Issuer’s option, in whole at any time or in part from time to time, on or after April 20, 2017, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice, at a redemption price equal to the greater of:

•    (i) 100% of the principal amount of the Notes to be redeemed; or

•    (ii) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 30 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

Notwithstanding the foregoing, any interest on the Notes being redeemed that is due and payable on an interest payment date falling on or prior to a redemption date for such Notes will be payable on such interest payment date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of such Notes and the governing indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release designated “H.15(519),” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury Constant Maturities” for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after the maturity date of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the redemption date.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining maturity of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining maturity of such Notes.

“comparable treasury price” means, with respect to any redemption date, (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, unless that firm ceases to be a primary U.S. Government securities dealer in New York City (referred to herein as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such Notes are in book-entry only form, the Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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